

10030347

19.
7/19/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 29 2010
Washington, DC
110

SEC FILE NUMBER
8-67573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triago Americas, Inc dba Triago

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue - 20th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Blanchet — (212) 593-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornick, Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/19/10

OATH OR AFFIRMATION

I, Victor Quiroga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triago, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING PARTNER

Title

Notary Public

LESLIE ALWADISH
Notary Public, State of New York
No. 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (O) Independent Auditors' Report on Internal Control Structure.
[x] (p) Statement of Cash Flows.

Cornick Garber Sandler
Certified Public Accountants & Advisors

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORTS ON INTERNAL CONTROL STRUCTURE AND PROCEDURES PERFORMED WITH RESPECT TO FORM SIPC-7

MARCH 31, 2010

Independent Auditors' Report

Triago Americas Inc. (D/B/A Triago)
New York, New York

We have audited the accompanying balance sheet of TRIAGO AMERICAS INC. (D/B/A TRIAGO) as at March 31, 2010 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triago Americas Inc. as at March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 15, 2010

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

BALANCE SHEET

AS AT MARCH 31, 2010

Current assets:	
Cash	$ 660,257
Accounts receivable	330,228
Prepaid expenses	47,681
Total current assets	1,038,166
Property and equipment (net of $70,631 accumulated depreciation)	65,755
Noncurrent accounts receivable	43,750
TOTAL	$ 1,147,671
Current liabilities:	
Accounts payable and accrued expenses	$ 324,004
Due to affiliates	48,301
Total current liabilities	372,305
Noncurrent rent payable	59,081
Total liabilities	431,386
STOCKHOLDERS' EQUITY	
Common stock - no par value, authorized 1,000 shares, issued 250 shares at stated value	1,100
Additional paid-in capital	2,582,251
Deficit	(1,867,066)
Total stockholders' equity	716,285
TOTAL	$ 1,147,671

The notes to financial statements are made a part hereof.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2010

Operating revenues:		
Commission income		$ 2,535,529
Operating expenses:		
Salaries	$ 1,057,988	
Payroll taxes and employee benefits	155,939	
Commissions	744,421	
Office supplies and expense	893,950	
Rent and real estate taxes	200,830	
Travel, meals and entertainment	127,757	
Business development	21,150	
Utilities and office maintenance	5,855	
Professional and consulting fees	38,634	
Insurance	49,535	
Depreciation	16,763	
Miscellaneous expenses	17,818	
		3,330,640
Loss before other income and income taxes		(795,111)
Other income		4,251
Loss before income taxes		(790,860)
Income taxes		4,767
NET LOSS		$ (795,627)

The notes to financial statements are made a part hereof.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	(Deficit)	Total Stockholders' Equity
	Number	Amount			
Stockholders' Equity - April 1, 2009	250	$ 1,100	$ 2,582,251	$ (1,071,439)	$ 1,511,912
Net loss for the year ended March 31, 2010				(795,627)	(795,627)
Stockholders' Equity - March 31, 2010	250	$ 1,100	$ 2,582,251	$ (1,867,066)	$ 716,285

The notes to financial statements are made a part hereof.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2010

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net loss	$ (795,627)
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	8,326
Deferred rent	52,502
Net change in asset and liability accounts:	
Accounts receivable	655,510
Prepaid expenses	10,262
Accounts payable and accrued expenses	196,660
Due to affiliates	48,301
Net cash provided by operating activities	175,934
Cash flows from investing activities:	
Purchases of property, furniture and equipment	(40,358)
NET INCREASE IN CASH	135,576
Cash - April 1, 2009	524,681
CASH - MARCH 31, 2010	$ 660,257
Supplemental disclosures of cash paid for:	
Income taxes	$ 381

The notes to financial statements are made a part hereof.

TRIAGO AMERICAS INC.
(D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Organization and Business

The Company's services are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is licensed by FINRA as a broker dealer. As such, it is registered to do business in the state of New York and in various other states.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has considered subsequent events occurring through June 15, 2010, the date the financial statements became available for distribution, in evaluating estimates and in the preparation of its financial statements.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2010, the Company had net capital of approximately $229,000, which was approximately $200,000 in excess of the net required minimum capital of approximately $29,000. Under certain circumstances, withdrawals of capital may be restricted.

Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and the benefit of rent abatements over the term of the lease using the straight-line method.

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

(Continued)

TRIAGO AMERICAS INC.
(D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies (Continued)

Organization Costs

Costs incurred in the formation and in organizing the Company have been expensed for financial accounting purposes. For tax purposes, certain of these expenses are capitalized and are amortized over five years. These costs represent legal, regulatory registration costs, temporary office space and services, consulting fees and other expenses incurred in connection with the formation of the Company and the creation of its active trade or business.

Revenue Recognition

The Company records fee income and other revenues upon the closing of capital transactions, when its consultation services are rendered, when the fee is not contingent upon the performance of future services by the Company and when it is determined that there are no uncertainties concerning the collection of such fees. At March 31, 2010, the Company has not recognized as revenue fees aggregating approximately $512,000 payable through March 31, 2011 primarily because the receipt of such payments is subject to certain funding contingencies at the client.

Commission Expense

Commission expense on the Company's primary securities placements are payable upon the collection of the related fees at management's discretion based upon the Company's financial condition and other factors considered by management at that time. However, the Company makes provision in its financial statements for estimated future commission payments on outstanding receivables. Since commission payments are at management's discretion, the amounts of such future payments is subject to change and the change could be material.

(Continued)

TRIAGO AMERICAS INC.
(D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE B - Property and Equipment

Property and equipment at March 31, 2010 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 67,515	7
Telecom equipment	15,638	5
Computer equipment	42,954	5
Computer software	3,888	3
Leasehold improvements	6,391	3
Total	136,386	
Less accumulated depreciation	70,631	
Net	$ 65,755	

NOTE C - Noncurrent Receivable

The noncurrent receivable is due $21,875 quarterly through September 30, 2011.

NOTE D - Commitments

Lease

In November 2009, the Company entered into a lease agreement for office space in New York City through February 29, 2020, which provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $213,000.

At March 31, 2010, future minimum annual payments under this lease are due as follows:

Year ending March 31:	
2011	$ 204,267
2012	204,267
2013	204,267
2014	204,267
Thereafter	1,294,887
Total	$2,111,955

(Continued)

TRIAGO AMERICAS INC.
(D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE E - Income Taxes

At March 31, 2010, the Company has available operating loss carryforwards for federal, state and local tax purposes of approximately $1,770,000 which begin to expire in 2024.

The Company has recorded valuation allowances with a balance of approximately $811,000 at March 31, 2010, equal to the deferred tax asset resulting primarily from net operating loss and from organization costs which are expensed for financial accounting purposes and amortized over five years upon commencement of operations, for income tax purposes. The valuation allowance is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing such asset and will adjust such amount, accordingly, based on those results. The Company's income tax returns have not been examined by the taxing authorities since the Company's inception.

NOTE F - Exemption from SEC Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (K)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE G - Related Party Transactions

During the year ended March 31, 2010, $411,008 was charged to two companies affiliated with the Company's parent company for services provided to them and $698,855 was charged to the Company by its parent company for administrative services and $744,421 for commissions.

NOTE H - Revenue Concentration

For the year ended March 31, 2010, 63% of commission and placement fee revenues were generated from two customers, which represented 32% and 31% of the total.

(Continued)

TRIAGO AMERICAS INC.
(D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE I - Concentration of Credit Risk

The Company maintains cash balances primarily at a large money center bank. At March 31, 2010, cash balances of approximately $616,000 were on deposit; these deposits are insured to a maximum of $250,000 by the Federal Deposit Insurance Corporation through December 31, 2013, when the limit decreases to $100,000. The cash deposits occasionally exceed the amounts insured.

NOTE J - Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2010, the Company made matching contributions to the plan of approximately $10,000.

SUPPLEMENTARY SCHEDULE

SCHEDULE 1

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT MARCH 31, 2010

Net Capital:		
Total stockholders' equity before nonallowable assets		$ 716,285
Less: Prepaid expenses	$ 47,681	
Accounts receivable	373,978	
Property and equipment - net	65,755	
Foreign currency - haircut	336	487,750
Net capital		228,535
Minimum net capital required		28,759
Excess net capital		$ 199,776
Capital Ratio:		
Aggregate indebtedness to net capital		1.89

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2010)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 182,976
Adjustments to record and adjust prepaid expenses, accrued expenses, disposal of leasehold improvements and taxes	45,559
Balance - March 31, 2010	$ 228,535

To the Directors of
Triago Americas Inc.
499 Park Avenue - 20th Floor
New York, New York 10022

In planning and performing our audit of the financial statements and supplemental schedule of Triago Americas Inc. (the Company) for the year ended March 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Directors of
Triago Americas Inc.
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.


Cornick, Garber + Sandler LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 15, 2010

June 15, 2010

Triago Americas Inc.
499 Park Avenue - 20th Floor
New York, New York 10022

Ladies and Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Triago Americas Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Triago Americas Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Triago Americas Inc.'s management is responsible for the Triago Americas Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement records entries noting no differences.

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

3. Compared the Total Revenue amounts of the Forms X-17A-5 from April 1, 2009 to March 31, 2010 with the amounts reported in Form SIPC-7 from April 1, 2009 to March 31, 2010 noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the completion of SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Cornick, Garber, & Sandler LLP

CORNICK, GARBER & SANDLER, LLP

New York, New York
June 15, 2010

SIPC-7
(30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended MARCH 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(30-REV 3/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067573 FINRA MAR
TRIAGO AMERICAS INC
TRIAGO
499 PARK AVE FL 20
NEW YORK NY 10022-1231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
William J. Blanchet / 212-593-4994

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,349

B. Less payment made with SIPC-6 filed (exclude interest) (2,211)
10/27/09
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 4,138

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,138.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,138.

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRIAGO AMERICAS, INC.
(Name of Corporation, Partnership or other organization)

X [signature]
(Authorized Signature)

Dated the 18th day of MAY, 2010.

MANAGING PARTNER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1, 2009
and ending 3/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,539,779

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions Ø

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ Ø

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) Ø

Total deductions Ø

2d. SIPC Net Operating Revenues $ 2,539,779

2e. General Assessment @ .0025 $ 6,349

(to page 1 but not less than $150 minimum)